LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

October 12, 2022

VIA EDGAR

Mr. Scott Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 033-58846 and 811-07538

Dear Mr. Lee:

Reference is made to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on September 28, 2022 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR and the correspondence filing filed on October 11, 2022 with the Commission via EDGAR.

This letter responds to an additional comment you provided during a telephone call on October 11, 2022 with Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Preliminary Proxy Statement and the correspondence filing. Your comment, and the Trust’s response thereto, is summarized below. A definitive proxy statement (the “Definitive Proxy Statement”) will be filed for the Trust and will reflect changes made in response to your comment. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

1.                   In the Questions & Answers, under “Why am I receiving the proxy statement?”, you propose the following disclosure to explain why Lord Abbett believes the Lord Abbett Durable Growth Fund (the “Fund”) has limited prospects for future growth:

Lord, Abbett & Co. LLC, the Fund’s investment adviser (“Lord Abbett”), proposed the liquidation of the Fund because Lord Abbett believes the Fund has limited prospects for future asset growth given Lord Abbett no longer intends to support the Fund’s current investment strategy due to its undifferentiated investment results. Lord Abbett believes ~~and~~ that investors in the Fund might be better served by other investments that may be available to them. You are eligible to vote on the proposal (or to provide voting instructions to a financial intermediary holding Fund shares in its name for your benefit) if you owned shares of the Fund as of September 30, 2022.

Please note that the phrase “undifferentiated investment results” is technical and should be revised so that it is in plain English.

Response: In response to this comment, the Fund will revise its disclosure as follows:

Lord, Abbett & Co. LLC, the Fund’s investment adviser (“Lord Abbett”), proposed the liquidation of the Fund because Lord Abbett believes the Fund has limited prospects for future asset growth given Lord Abbett no longer intends to support the Fund’s current investment strategy due to the Fund’s investment results not meeting Lord Abbett’s expectations.  Lord Abbett believes ~~and~~ that investors in the Fund might be better served by other investments that may be available to them. You are eligible to vote on the proposal (or to provide voting instructions to a financial intermediary holding Fund shares in its name for your benefit) if you owned shares of the Fund as of September 30, 2022.

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If you have any questions, please call the undersigned at (201) 827- 2181.

Sincerely,

/s/ Linda Y. Kim
Linda Y. Kim
Vice President and Assistant Secretary
Lord Abbett Securities Trust